SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Approval of ESG Targets and

Corporate Model Venture Capital (CVC)

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that the Company's Board of Directors approved, on this date, the ESG (Environmental, Social and Governance) for the 2030 horizon and the Corporate Venture Capital (CVC) investment model:

• ESG Goals:

Continuing with the Carbon Neutrality Plan approved in March 2021[1], which aims to neutralize, by 2030, the Emission of Greenhouse Gases (GHG) for the assets that Copel has operational control, we defined strategies, indicators and goals that will be the basis for the construction of planning, organization of work teams and the development of actions for Copel for the coming years.

The list of ESG indicators to be measured and monitored by the Company was also approved, with the objective of providing relevant and timely information to Copel's stakeholders. Monitoring the goals and action plan will be part of the scope of work of the Statutory Committee for Sustainable Development.

The approved targets and indicators will be made available on Copel's Sustainability Portal.

• Corporate Venture Capital (CVC) Model:

The Corporate Venture Capital (CVC) model to be adopted at Copel will be through a proprietary Equity Investment Fund (FIP) managed by a specialized management company to be contracted, with a commitment to invest R$ 150 million over the next few years. This amount will be invested in companies that present innovative proposals within the energy sector and are suitable for the portfolio of the innovation and investment thesis, in the themes: Clean Renewable Energies, Innovative Internal Processes; Energy as a Service; Asset and Facility Management; and Smart Cities.

More information about the Neutrality Plan and ESG Goals, as well as the CVC model, will be presented at the Copel Day – Visão 2030 event, which will be held on November 22, 2022 with online transmission. Click here for event details and registration.

Curitiba, November 4, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

[1] According to Notice to the Market – 10/21, the Carbon Neutrality Plan aims to contribute to the commitments established in the Paris Agreement by reducing and offsetting residual emissions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 4, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.